SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

3PAR INC.

(Name of Subject Company)

3PAR INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

88580F109

(CUSIP Number of Class of Securities)

Alastair A. Short

Vice President of Legal and General Counsel

3PAR Inc.

4209 Technology Drive

Fremont, California 94538

(510) 413-5999

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Robert P. Latta, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Michael S. Ringler, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation One Market Street Spear Tower, Suite 3300 San Francisco, CA 94105 (415) 947-2000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following documents relating to the proposed acquisition of 3PAR Inc. (the “Company”) by Dell Inc. (“Dell”) pursuant to the terms of an Agreement and Plan of Merger dated August 15, 2010 by and among the Company, Dell and Dell Trinity Holdings Corp., a wholly-owned subsidiary of Dell: (i) a Joint Press Release of the Company and Dell dated August 16, 2010; (ii) “Frequently Asked Questions” sheets provided to the Company’s channel partner and reseller managers; (iii) a public relations/analyst relations’ drawer statement; (iv) a form of letter sent to the Company’s customers; (v) a script and “Questions and Answers” sheet provided to managers of contract employees; (vi) a script and “Questions and Answers” sheet provided to managers for employee candidates who have accepted offers but have not started and candidates with pending offers; (vii) an email from David C. Scott, the Chief Executive Officer of the Company, to the Company’s employees; (viii) a “Questions and Answers” sheet provided to senior management to address potential employee questions; (ix) a blog post on the “Storage Rap Blog”; (x) a form of letter sent to the Company’s suppliers; and (xi) the transcript of an analyst call held on August 16, 2010, by the Company and Dell.

NEWS RELEASE FINAL

Aug. 16, 2010

ROUND ROCK, Texas and FREMONT, Calif.

Dell Agrees To Acquire 3PAR For Virtualization-Optimized Storage

•	3PAR extends Dell’s storage capabilities, enabling Dell to help customers capitalize on the ‘Virtual Era,’ with a goal of reducing overall data management costs by 50 percent

•

3PAR provides a leading, virtualized, utility storage platform addressing limitations of monolithic and modular arrays; reducing storage administration costs by up to 90 percent and infrastructure costs by up to 75 percent

•

3PAR’s multi-tenant, clustered architecture enables IT organizations to deliver software and hardware as a service, offering an agile, efficient storage infrastructure platform optimized for highly-virtualized data centers and cloud computing

•	3PAR accelerates Dell’s momentum in delivering open, capable and affordable storage options, adding to its industry-leading portfolio of PowerVault, EqualLogic and Dell / EMC

Dell has signed an agreement to acquire 3PAR, a leading global provider of highly-virtualized storage solutions with advanced data management features, including dynamic tiering and thin provisioning, for multi-tenant cloud-computing environments. The transaction is valued at approximately $1.15 billion, net of 3PAR’s cash. Terms of the acquisition were approved by the board of directors of each company.

In the ‘Virtual Era,’ Dell is driving an open and integrated approach to data management. Dell is delivering increased efficiency with a goal of radically reducing data management costs and significantly streamlining operations. These savings enable Dell customers to make room in their budgets for other strategic investments. 3PAR’s product portfolio complements Dell’s goal to make IT simpler and more affordable.

As a pioneer of thin provisioning and other storage virtualization technologies, 3PAR has designed its products to minimize upfront and ongoing capacity purchases, and to reduce power consumption and energy costs. 3PAR’s multi-tenant, clustered storage architecture is the underlying technology platform for IT organizations to build agile and efficient virtualized IT infrastructures for flexible workload consolidation. 3PAR provides rapid provisioning and predictable performance for customers facing ever-increasing storage capacity requirements.

3PAR’s storage arrays are designed to overcome the limitations of traditional modular and monolithic arrays. 3PAR addresses the problem of costly, complex, and rigid IT environments and enables organizations to treat storage as a utility— allowing them to use and pay for only the capacity and performance they need, and only when they use it.

Dell plans to make 3PAR an integral part of its industry-leading storage portfolio, including PowerVault, EqualLogic and Dell / EMC. With 3PAR, Dell will offer innovative systems and customer choice at every storage tier, from direct-attach to highly-virtualized, clustered SANS.

3PAR was founded in 1999 and is headquartered in Fremont. After closing, Dell plans to maintain and invest in additional engineering and sales capability. There are no plans to move the current operations.

Tender Offer, Closing and Initial Integration

Under the terms of the agreement, Dell will commence a tender offer to acquire all of the outstanding common stock of 3PAR for $18 per share in cash. The transaction, which is subject to customary closing conditions, is expected to close before the end of the year.

Based on current estimates, the transaction is expected to be accretive to Dell non-GAAP earnings in its Fiscal Year 2012.

Quotes

“We have aligned our storage offerings over the last several years to provide our customers choice and value,” said Brad Anderson, Dell senior vice president, Enterprise Product Group. “3PAR brings the same values of performance, agility and ease-of-use to higher end, virtualized storage deployments as EqualLogic does for the entry-level and mid-range, rounding out our industry-leading solutions portfolio.”

“3PAR has consistently provided customers with the ability to do more with less,” said David Scott, President and CEO of 3PAR. “With Dell we combine a powerful, virtualized storage platform with an outstanding distribution network to deliver this value to an even broader set of customers.”

Analyst Teleconferences

To hear a related financial analyst call with Dell and 3PAR executives (“live” at 8:15 a.m. EDT today, then later via replay), go to www.Dell.com/investor.

Links

Dell Data Management

Dell Storage

About Dell

Dell Inc. (NASDAQ: DELL) listens to customers and delivers worldwide innovative technology, business solutions and services they trust and value. For more information, visit www.Dell.com.

About 3PAR

3PAR® (NYSE: 3PAR) is the leading global provider of utility storage, a category of highly virtualized, dynamically tiered, multi-tenant storage arrays built for public and private cloud computing. Our virtualized storage platform was built from the ground up to be agile and efficient and to eliminate the limitations of traditional storage arrays for utility infrastructures. As a pioneer of thin provisioning and other storage virtualization technologies, we design our products to reduce power consumption to help companies meet their green computing initiatives and to cut storage total cost of ownership. 3PAR customers have used our self-managing, efficient, and adaptable utility storage systems to reduce administration time and provisioning complexity, to improve server and storage utilization, and to scale and adapt flexibly in response to continuous growth and changing business needs. For more information, visit the 3PAR Website at: www.3PAR.com.

# # #

Dell is a trademark of Dell Inc.

Dell disclaims any proprietary interest in the marks and names of others.

Contact Information
Media Contacts: (512) 728-4100
David Graves	Dell	(512) 723-5858	david_graves@Dell.com
David Frink	Dell	(512) 728-2678	david_frink@Dell.com
John D’Avolio	3PAR	(415) 517-5377	john.davolio@3PAR.com
Investor Relations Contacts:
Robert Williams	Dell	(512) 728-7570	robert_williams@Dell.com
Shep Dunlap	Dell	(512) 723-0341	shep_dunlap@Dell.com
Frank Molina	Dell	(512) 723-5116	frank_molina@Dell.com

The planned tender offer described in this release has not yet commenced. The description contained in this release is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Dell will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and 3PAR will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to 3PAR’s stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC's website: www.sec.gov.

Statements in this release that relate to future results and events are forward-looking statements based on Dell’s and 3PAR’s current expectations, respectively. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, 3PAR’s business may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; that the parties are unable to successfully implement integration strategies; and other risks that are described in Dell’s and 3PAR’s Securities and Exchange Commission reports, including but not limited to the risks described in Dell’s Annual Report on Form 10-K for its fiscal year ended January 29, 2010 and 3PAR’s Annual Report on Form 10-K for the fiscal year ended March 31, 2010. Dell and 3PAR assume no obligation and do not intend to update these forward-looking statements.

DELL is a trademark of DELL Inc.

Dell disclaims any proprietary interest in the marks and names of others.

Profile 1.5 Reseller Partner FAQ

So what was announced this morning?

“On August 16th, Dell has entered into a definitive agreement to acquire 3PAR. While subject to customary closing conditions, below is some information on potential impact to your business from this announcement.

Why it is good for 3PAR?

“The combination of 3PAR’s virtualized storage platform bolstered by Dell massive reach and supply chain advantages provide a huge opportunity for us all. Our objective has always been to be the dominant storage supplier to the public and private cloud, and this transaction represents the next major step in that strategy. You will be glad to know that Dell plans to maintain and invest in additional engineering and sales capability, and there are no plans to move the current operations.”

Why it will be good for the reseller?

“The potential for our business after the transition will be greater than ever as we do our best to take advantage of Dell’s massive presence in the market. This process will take time to roll out. We will work with you to protect the investments you have made in 3PAR and consult with you during the transition.

Q&A

Why did Dell acquire 3PAR?

As your organization has seen, Dell recognized 3PAR’s leadership in utility computing and offering unique value as the tectonic shift towards computing in the cloud proceeds. The combined companies will offer a stronger brand, richer feature set and better costs.

When does this acquisition become effective?

Pending regulatory approval and acceptance of the offer by a majority of the 3PAR shares, the transaction is anticipated to close by the end of this calendar year and it will be funded with existing cash. 3PAR and Dell will continue to operate as separate companies until the transaction closes.

How does the acquisition of 3PAR affect your existing customers?

This proposed transaction will have no change on your current 3PAR customer installations. Support contract terms will not change and will continue to be honored as-is after the proposed transaction occurs.

What will happen to 3PAR products?

Dell has acquired 3PAR primarily for access to 3PAR’s industry leading products to better address customer’s virtual data center requirements. Existing products will continue to be supported.

How will this transaction affect my business?

In the short term, nothing changes. Between now and the planned transaction close, we will communicate with you as much as we possibly can to keep you up to date.

Does this affect how I purchase 3PAR products?

This transaction will not affect current or planned purchases. Any outstanding quotes will be honored and any new quotes should continue to be developed with your 3PAR account team.

Will the 3PAR brand persist through the transition?

Yes, the 3PAR brand will be maintained.

The planned tender offer described in this presentation has not yet commenced. The description contained in this presentation is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Dell will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the "SEC"), and 3PAR will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to 3PAR’s stockholders at no expense to them by contacting 3PAR’s Investor Relations department at 510-668-9328. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC's website: www.sec.gov.

Statements in this presentation that relate to future results and events are forward-looking statements based on 3PAR’s current expectations. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, 3PAR’s business may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; that the parties are unable to successfully implement integration strategies; and other risks that are described in 3PAR’s Securities and Exchange Commission reports, including but not limited to the risks described in 3PAR’s Annual Report on Form 10-K for the fiscal year ended March 31, 2010. 3PAR assumes no obligation and does not intend to update these forward-looking statements.

Profile 3 Reseller Partner FAQ

So what was announced this morning?

“On August 16th, Dell has entered into a definitive agreement to acquire 3PAR. While subject to customary closing conditions, below is some information on potential impact to your business from this announcement.

Why it is good for 3PAR?

“The combination of 3PAR’s virtualized storage platform bolstered by Dell massive reach and supply chain advantages provide a huge opportunity for us all. Our objective has always been to be the dominant storage supplier to the public and private cloud, and this transaction represents the next major step in that strategy. You will be glad to know that Dell plans to maintain and invest in additional engineering and sales capability, and there are no plans to move the current operations.”

Why it will be good for the reseller?

“The potential for our business after the transition will be greater than ever as we do our best to take advantage of Dell’s massive presence in the market. Our Profile 3 partners remain the only support mechanism for us in each country, and therefore are strategic to our growing business. This process will take time to roll out. We will work with you to protect the investments you have made in 3PAR and consult with you during the transition.

Q&A

Why did Dell acquire 3PAR?

As your organization has seen, Dell recognized 3PAR’s leadership in utility computing and offering unique value as the tectonic shift towards computing in the cloud proceeds. The combined companies will offer a stronger brand, richer feature set and better costs.

When does this acquisition become effective?

Pending regulatory approval, the transaction is anticipated to close by the end of this calendar year and it will be funded with existing cash. 3PAR and Dell will continue to operate as separate companies until the transaction closes.

How does the acquisition of 3PAR affect your existing customers?

This proposed transaction will have no change on your current 3PAR customer installations. Support contract terms will not change and will continue to be honored as-is after the proposed transaction occurs.

What will happen to 3PAR products?

Dell has acquired 3PAR primarily for access to 3PAR’s industry leading products to better address customer’s virtual data center requirements. Existing products will continue to be supported.

How will this transaction affect my business?

In the short term, nothing changes. Between now and the planned transaction close, we will communicate with you as much as we possibly can to keep you up to date.

Does this affect how I purchase 3PAR products?

This transaction will not affect current or planned purchases. Any outstanding quotes will be honored and any new quotes should continue to be developed with your 3PAR account team.

Will the 3PAR brand persist through the transition?

Yes, the 3PAR brand will be maintained

The planned tender offer described in this presentation has not yet commenced. The description contained in this presentation is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Dell will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and 3PAR will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to 3PAR’s stockholders at no expense to them by contacting 3PAR’s Investor Relations department at 510-668-9328. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.

Statements in this presentation that relate to future results and events are forward-looking statements based on 3PAR’s current expectations. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, 3PAR’s business may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; that the parties are unable to successfully implement integration strategies; and other risks that are described in 3PAR’s Securities and Exchange Commission reports, including but not limited to the risks described in 3PAR’s Annual Report on Form 10-K for the fiscal year ended March 31, 2010. 3PAR assumes no obligation and does not intend to update these forward-looking statements.

Drawer Statement:

Dell has entered into a definitive agreement to acquire 3PAR. The transaction is valued at approximately $1.15 billion, net of 3PAR’s cash. Under the terms of the agreement, Dell will commence a tender offer to acquire all of the outstanding common stock of 3PAR for $18 per share in cash. The transaction is not subject to a financing condition. Terms of the acquisition were approved by the board of directors at each company.

Subject to customary closing conditions, Dell plans to maintain and invest in additional engineering and sales capability. There are no plans to move the current operations.

You can access the full text of today’s press release here:

http://www.3par.com/news_events/20100816.html

Please join the media and industry analyst call today at 9:00am PDT.

The conference call information is:

US/Canada: (877) 253-8088

International: (706) 643-0125

Conference ID number: 93780619

To hear a related investor call with Dell and 3PAR executives (live at 5:15am PDT today, then later via replay), go to http://ir.3par.com/phoenix.zhtml?c=214779&p=irol-irhome

# # #

All statements made herein and in the calls referenced herein that relate to future results and events are forward-looking statements that are based on 3PAR’s current expectations. Actual results and events could differ materially from those projected in the forward-looking statements because of a number of risks and uncertainties, which are discussed in 3PAR’s annual and quarterly SEC filings and in the cautionary statement contained in 3PAR’s press release and on 3PAR’s website. 3PAR assumes no obligation to update forward-looking statements.

The planned tender offer described here has not yet commenced. This presentation is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Dell will file a tender offer statement on Schedule TO with the SEC, and 3PAR will file a solicitation / recommendation statement. These documents, which will be made available at the SEC’s website, will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer.

Dear Customer,

Today, August 16, 2010, Dell entered into a definitive agreement to acquire 3PAR. We at 3PAR are excited about this opportunity to enhance our brand and serve you, our customer, more broadly.

This proposed transaction will have no change on your current 3PAR installation. Your support contract terms will not change and will continue to be honored as-is after the proposed transition occurs. This transaction will also not affect your current or planned purchases. Any outstanding quotes will be honored and any new quotes will continue to come from your 3PAR account team. 3PAR products will continue to be offered after the proposed transaction is completed. In addition, there are no plans to move the current operations.

You might also be wondering how such a move might affect 3PAR’s product roadmap. 3PAR currently has a strong roadmap of features planned. Subject to customary closing conditions, Dell plans to maintain and invest in additional engineering and sales capability. There are also complementary products that are a part of the Dell portfolio that may also become more tightly integrated or available with 3PAR storage.

Pending regulatory approval, this transaction is anticipated to close by the end of this calendar year. Until then, 3PAR and Dell will continue to operate as separate companies until the transaction closes.

If you have any questions, please do not hesitate to contact your 3PAR account team.

Best regards,

Xxx

# # #

The planned tender offer described in this letter has not yet commenced. The description contained in this letter is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Dell will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and 3PAR will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to 3PAR’s stockholders at no expense to them by contacting 3PAR’s Investor Relations department at 510-897-4622. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.

Statements in this letter that relate to future results and events are forward-looking statements based on 3PAR’s current expectations. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, 3PAR’s business may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; that the parties are unable to successfully implement integration strategies; and other risks that are described in 3PAR’s Securities and Exchange Commission reports, including but not limited to the risks described in 3PAR’s Annual Report on Form 10-K for the fiscal year ended March 31, 2010. 3PAR assumes no obligation and does not intend to update these forward-looking statements.

Manager Script for Contract Employees

So what was announced this morning?

“Dell has entered into a definitive agreement to acquire 3PAR for $18 per share in cash, a transaction valued at approximately $1.15 billion, net of 3PAR’s cash. Terms of the acquisition were approved by the board of directors at each company. While subject to customary closing conditions, you will be glad to know that Dell plans to maintain and invest in additional engineering and sales capability, and there are no plans to move the current operations.”

Why it is good for 3PAR?

“The combination of 3PAR’s virtualized storage platform bolstered by Dell’s massive reach and supply chain advantages provide a huge opportunity for us all. Our objective has always been to be the dominant storage supplier to the public and private cloud, and this transaction represents the next major step in that march.”

What does this mean for 3PAR’s contract employees?

“Your contract with 3PAR is just as important now, if not more so. The demands on our business after the transition will be greater than ever as we do our best to take advantage of Dell’s massive scale. Dell has also indicated a desire to invest and grow this business aggressively, which only adds to the demands on my team and across the organization. We will know more over the coming weeks and will communicate regularly, but from my perspective now, this is the best of both worlds—working in a growing and dynamic business with the full support of a huge player seeking to establish themselves as the storage leader in the virtual data center.”

Q&A

How will the acquisition affect 3PAR employees?

At this time, there is no change to the 3PAR organization or leadership structure. 3PAR team members will become Dell employees immediately upon closing. Dell has recently made several other acquisitions in Silicon Valley and, with this deal, has developed a critical mass for a strategic on-going presence in the valley.

Will 3PAR brand remain?

Yes, the 3PAR brand stays.

What will happen to 3PAR’s executive leadership team?

3PAR executives will move to Dell and assist in any transitions related to their function. All are excited about the future prospects of this combination.

# # #

The planned tender offer described in this presentation has not yet commenced. The description contained in this presentation is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Dell will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and 3PAR will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to 3PAR’s stockholders at no expense to them by contacting 3PAR’s Investor Relations department at 510-897-4622. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.

Statements in this presentation that relate to future results and events are forward-looking statements based on 3PAR’s current expectations. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, 3PAR’s business may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; that the parties are unable to successfully implement integration strategies; and other risks that are described in 3PAR’s Securities and Exchange Commission reports, including but not limited to the risks described in 3PAR’s Annual Report on Form 10-K for the fiscal year ended March 31, 2010. 3PAR assumes no obligation and does not intend to update these forward-looking statements.

Manager Script for Candidates Who Have Accepted Offers – Have Not Started

And Candidates with Pending Offers

So what was announced this morning?

“Dell has entered into a definitive agreement to acquire 3PAR pursuant to a tender offer for $18 per share in cash, a transaction valued at approximately $1.15 billion, net of 3PAR’s cash. Terms of the acquisition were approved by the board of directors at each company. While subject to customary closing conditions, you will be glad to know that Dell plans to maintain and invest in additional engineering and sales capability, and there are no plans to move the current operations.”

Why it is good for 3PAR?

“The combination of 3PAR’s virtualized storage platform bolstered by Dell’s massive reach and supply chain advantages provide a huge opportunity for us all. Our objective has always been to be the dominant storage supplier to the public and private cloud, and this transaction represents the next major step in that march.”

Why it will be good for the individual?

“Your position at 3PAR is now more important than ever! The demands on our business after the transition will be greater than ever as we do our best to take advantage of Dell’s massive scale. It’s the best of both worlds—working in a growing and dynamic business with the full support of a huge player seeking to establish themselves as the storage leader in the virtual data center.”

Q&A

How will the acquisition affect 3PAR employees?

At this time, there is no change to the 3PAR organization or leadership structure. 3PAR team members will remain 3PAR employees and will become Dell employees immediately upon closing. Dell has recently made several other acquisitions in Silicon Valley and with this deal has developed a critical mass for a strategic on-going presence in the valley.

Will the 3PAR brand remain?

Yes, the 3PAR brand stays.

What will happen to 3PAR’s executive leadership team?

3PAR executives will move to Dell and assist in any transitions related to their function. All are excited about the future prospects of this combination.

Once I start do I work for 3PAR or Dell?

If you start prior to the close of the acquisition you will be working for 3PAR since the acquisition has been announced and has not yet closed. You will remain a 3PAR employee until the acquisition has closed.

What is the difference between Announce and Close?

We have announced that Dell and 3PAR have entered into a definitive agreement for Dell to acquire 3PAR pursuant to a tender offer, but the acquisition is subject to government approvals, acceptance of the offer by a majority of the 3PAR shares and other customary closing conditions. Until the closing date, 3PAR and Dell are still two separate companies and need to operate as such. During the period between the announcement and the closing of the transaction, we may do integration planning, but must operate as two separate, competitive companies.

When is the closing date of the transaction?

We anticipate to close the transaction by the end of this calendar year.

If I start at 3PAR will there be any change to my compensation or benefits?

At this time, your compensation and benefits will not change. As it gets closer to the closing of the transaction, we will provide more information about compensation and benefits. Our intent is to keep total rewards packages whole. For benefits, our intent is to integrate into Dell’s programs, in a manner that is compliant with local laws and regulations and minimizes disruption to employees.

If I start at 3PAR what happens to my stock (options or restricted stock units) as a result of the acquisition?

All existing shares of 3PAR stock will be acquired by Dell at the purchase price of $18 per share.

All equity awards that are unvested at the time of the acquisition will be assumed by Dell and converted into substantially similar Dell equity awards. The terms of these awards will be the same as the terms under the 3PAR plan, except that the number of shares and exercise price will be adjusted to appropriately reflect the conversion. The vesting schedule, remaining option life, etc. will continue on the same terms as currently exist under those equity awards.

All vested, unexercised equity awards will be cancelled and exchanged for a cash payment equal to $18 per share minus the per share exercise price of the equity award (subject to all applicable tax withholding).

Will we have to relocate?

At this time, 3PAR team members will continue to reside in 3PAR’s current facilities. Individuals currently working remotely, in many cases, will continue to work remotely.

Will my job change as a result of the acquisition?

After the closing of the transaction, we expect that most 3PAR team members will not experience a change to their day-to-day jobs. As the integration process progresses and our business grows, some team members may have the opportunity to work with new customers and vendors and larger business portfolios.

Who will I report to?

At this time, your management structure will not change as the acquisition is still subject to customary closing conditions.

# # #

The planned tender offer described in this presentation has not yet commenced. The description contained in this presentation is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Dell will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and 3PAR will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to 3PAR’s stockholders at no expense to them by contacting 3PAR’s Investor Relations department at 510-897-4622. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.

Statements in this presentation that relate to future results and events are forward-looking statements based on 3PAR’s current expectations. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, 3PAR’s business may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; that the parties are unable to successfully implement integration strategies; and other risks that are described in 3PAR’s Securities and Exchange Commission reports, including but not limited to the risks described in 3PAR’s Annual Report on Form 10-K for the fiscal year ended March 31, 2010. 3PAR assumes no obligation and does not intend to update these forward-looking statements.

3PAR Internal Only

Team,

This morning we announced a definitive agreement for Dell to acquire 3PAR in a cash transaction at $18 per share, valuing the company at $1.15 billion. This announcement will undoubtedly create many mixed emotions.

Since our inception we have focused on the goal of becoming the first major independent storage company of the 21st century, and more specifically, to be the first “billion dollar” utility storage company. I want to thank you all because through your commitment and successful execution we have continued our march towards this goal by significantly taking market share away from our competitors every year. As a result we have become noticed and highly valued by the industry that we serve. The proposed transaction represents an 87% premium over our share price at the close of business last Friday, and is a higher price than our stock has ever traded as a public company. As such, our Board of Directors recognized that this offer represented a wonderful validation of the success we have achieved, presented a major opportunity to ignite and scale our influence in the industry, and concluded that they had a fiduciary obligation on behalf of all shareholders, including those who are employees, to accept this offer.

The executive staff and I are both excited and inspired by the opportunity that this merger with Dell will present. Though we remain extremely confident about our ability to achieve our goals as an independent company, this merger with Dell represents a significant opportunity to more rapidly accelerate our growth and become a major force in the storage industry.

Dell represents an ideal partner for 3PAR. They have global reach. They already provide products to 85% of organizations with more than 500 employees including most Fortune 1000 enterprises. They have a strong direct sales channel to these organizations. And they have the experience of successfully selling enterprise-class storage products to these customers through their existing reselling relationship with EMC and their own EqualLogic offerings. In addition Dell is one of the largest providers of server technology to the IT-as-a-Service market place, which has been one of our primary target segments. They have a massive business focused at the Public Sector. And finally, they have one of the strongest and most leverage-able supply chains in the IT industry that can help drive down our product costs.

In other words Dell can massively expand our channel capacity and access to new customers and markets, while improving our gross margin and cost competitiveness.

After spending time with Dell’s executive team, the entire 3PAR executive staff is convinced that they are committed to becoming one of the most powerful storage solution providers in the industry. Consider the potential that exists with the combination of 3PAR, EqualLogic iSCSI storage, Exanet Network Attached Storage (NAS) and Ocarina compression and de-duplication technology, supported by one of the strongest server and client portfolios in the industry, and backed by a powerful systems integration capability represented by Perot Systems. With this proposed merger, Dell will have collected one of the most powerful combinations of next generation storage architectures under one roof, and we will be successfully positioned to fight together and win against all the major storage players in the industry

In addition Dell is committed to building a robust enterprise systems-focused business stronghold in Silicon Valley, based around their recent acquisitions of Kace, Scalent, Ocarina, and now 3PAR. They intend the Bay Area to become a major new hub of their worldwide operations.

And finally they understand that our teams both in Fremont and around the world possess vital skill sets they wish to retain and build upon. In order to successfully scale our offering by an order of magnitude (“10X”) or more, Dell recognizes that the talented team we have assembled here at 3PAR will be a critical asset moving forward. It is their intention, as quickly as possible, to make sure that all the 3PAR employees have a clear idea of their place in the new merged company and will do everything they can to make sure we are educated about our new company, focused on our new jobs and excited about our future. As you may imagine, this cannot occur overnight and we would ask for your patience and commitment as we move through this process.

The transaction itself is projected to occur in two stages. There is an initial cash tender offer, under which every shareholder will be given a specific period of time, approximately 20 business days, in which to submit their shares to the proposed merger. At the end of this period, which may be extended, and assuming a majority of the shares have been tendered to this offer, we will move to the second phase. At this stage the final merger of the two companies will occur and all outstanding, non-tendered shares will be acquired under the same terms. During the two step process, due to strict anti-trust laws, there will be limited interaction between the two companies, which must be funneled through designated contacts.

Many of you will ask what happens to your existing stock options and restricted stock units (RSUs). If you possess vested 3PAR stock options or RSUs, they will automatically be acquired on the completion of the transaction, netted of any applicable exercise price and the proceeds provided to you subject to standard withholding taxes. Unvested 3PAR stock options or RSUs will be converted into an equivalent value of Dell stock options and RSUs that will be provided under terms that match the terms that exist today. More details of the precise conversions and associated terms will be shared at a later stage.

Although we cannot work directly with Dell and the Dell sales channel until after this merger is closed, we understand that the Dell sales teams will be educating their customers on the value of 3PAR products, and referring any interested customers to us until the deal is consummated. We will work to establish a process that captures these referrals, and will give you more information on this as soon as we can.

I know there are many other questions that you may have. There will be an All-Hands meeting called for 10 a.m. today, Monday, which will be held in the All Purpose room in Building 2 and will be made available around the world via a Webex/dial-in conference call. A later phone conference at 6pm PST on Monday will be scheduled for our internationally-based employees.

Then tomorrow at 10am, Tuesday, we will have a second All-Hands meeting in the same location where we will introduce key Dell executives, including Michael himself! This session will be provided as a video conference to employees outside of Fremont. For those who cannot attend the initial live session on Tuesday, there will be a similar audio conference later that evening at 6pm.

The call-in details for all these meetings are being sent in a separate message.

In addition we have set up a Q&A forum that will go live after the All Hands meeting where you may submit any unanswered questions you may have. We will try to answer them all as expeditiously as possible. The questions should be posted to Cloud Fusion.

Finally, I want to remind everyone that an announcement of a definitive agreement for merger or acquisition does not mean that the transaction has closed, or that it will close with absolute certainty. We remain independent companies and it is critical to the ongoing success of 3PAR that we re-double our efforts to successfully execute against our business plan while we complete this process over the next few months. Please remember that achieving or exceeding our current Plan of Record is the most important thing that we can all do to ensure our ongoing success. During this process, only Adriel or I may respond to public questions, and all external enquiries related to this transaction or its implications should be directed to the usual press and investor relationship contact points listed on 3PAR’s web site.

This merger between Dell and 3PAR represents a tectonic shift within the existing order in primary storage systems. The competitive landscape will never be the same again. Together we intend to become a major force in the storage industry, and achieve it at a scope and speed that neither of us ever could have achieved alone.

Regards,

David

David Scott

3PAR Inc.

President and CEO

Phone: 510-668-9207 (d)

www.3PAR.com

3PAR Utility Storage

Get Agile. Get Efficient.

The planned tender offer described in this email has not yet commenced. The description contained in this email is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Dell will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and 3PAR will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to 3PAR’s stockholders at no expense to them by contacting 3PAR’s Investor Relations department at 510-897-4622. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.

Statements in this email that relate to future results and events are forward-looking statements based on 3PAR’s current expectations. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, 3PAR’s business may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; that the parties are unable to successfully implement integration strategies; and other risks that are described in 3PAR’s Securities and Exchange Commission reports, including but not limited to the risks described in 3PAR’s Annual Report on Form 10-K for the fiscal year ended March 31, 2010. 3PAR assumes no obligation and does not intend to update these forward-looking statements.

RESPONSES TO EMPLOYEE QUESTIONS

Q. What is the difference between Announce and Close?

A: We have announced that Dell and 3PAR have entered into a definitive agreement for Dell to acquire 3PAR pursuant to a tender offer, but the acquisition is subject to government approvals, acceptance of the offer by a majority of the 3PAR shares and other customary closing conditions. Until the closing date, 3PAR and Dell are still two separate companies and need to operate as such. During the period between the announcement and closing of the transaction, we may do integration planning, but must operate as two separate, competitive companies.

Q. When is the closing date for the transaction?

A: We anticipate to close the transaction by the end of this calendar year.

Q. Do I work for Dell now?

A: No, you still work for 3PAR, as the acquisition has only been announced, but not completed. You will remain a 3PAR employee until the closing of the transaction.

Q: What decisions have been made about the 3PAR org?

A: Our present intent is to preserve the organization that 3PAR has built. We will work with Dell to determine the best way to scale the 3PAR technology, while ensuring a smooth integration into Dell’s organization structure. Over the coming weeks, we will be working on a plan to best achieve these objectives. You will receive additional information as decisions are made and organizational impacts are better understood.

Q: Will there be workforce reductions?

A: At this time, there are no plans for workforce reductions. However, as we complete our integration planning, we may identify a few roles which may be transitional in nature. Impacted individuals would be given notice and an opportunity to explore other roles within the company.

Q: Will my job change as a result of the acquisition?

A: At this time, your job will not change as the acquisition is still subject to customary closing conditions.

After the closing of the transaction, we expect that most 3PAR team members will not experience a change to your day-to-day jobs. As the integration process progresses and our business grows, some team members may have the opportunity to work with new customers and vendors and larger business portfolios. After the closing of the transaction, we expect that we will continue to broaden our offerings and increasingly use the existing Dell marketing and sales organization.

Q: Who will I report to?

A: At this time, your management structure will not change as the acquisition is still subject to customary closing conditions. You will continue to report to your existing manager.

Q: Will there be any change to my compensation or benefits?

A: At this time, your compensation and benefits will not change. A comprehensive, global review of pay levels, benefits and practices is currently underway. Once the analysis is complete, and as we get closer to the closing of the transaction, we will provide more information about compensation and benefits. Our intent is to keep total rewards packages whole. For benefits, our intent is to integrate into Dell’s programs in a manner that is compliant with local laws and regulations and minimizes disruption to employees.

Q: What happens to my vested stock options as a result of the acquisition?

A: All vested, unexercised equity awards will be cancelled and exchanged for a cash payment equal to $18 per share minus the per share exercise price of the equity award (subject to all applicable tax withholding).

Q: What happens to my unvested stock (options or restricted stock units) as a result of the acquisition?

A: All equity awards that are unvested at the time of the acquisition will be assumed by Dell and converted into substantially similar Dell equity awards. The terms of these awards will be the same as the terms under the 3PAR plan, except that the number of shares and exercise price will be adjusted to appropriately reflect the conversion. The vesting schedule, remaining option life, etc. will continue on the same terms as currently exist under those equity awards.

Q: What will happen to H1-B visa holders and people in a green card process?

A: At this time, there is no impact to your visa as the acquisition is still subject to customary closing conditions. Dell supports both H1-B visa and green card applications. At Close, Dell’s immigration attorneys would reach out to initiate the transfer process.

Q: Will we have to relocate?

A: At this time, 3PAR team members will continue to reside in its current facilities. Individuals currently working remotely, in many cases, will continue to work remotely.

Q. Will there be any changes to our infrastructure (systems, tools, etc.) after close?

A: We anticipate there will be changes, but it’s premature to provide any specifics. Joint Dell and 3PAR teams will begin integration planning to understand our different systems, tools and processes. Once the evaluation and recommendation is complete, we’ll communicate any changes that may impact you.

# # #

The planned tender offer described in this presentation has not yet commenced. The description contained in this presentation is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Dell will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and 3PAR will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to 3PAR’s stockholders at no expense to them by contacting 3PAR’s Investor Relations department at 510-897-4622. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.

Statements in this presentation that relate to future results and events are forward-looking statements based on 3PAR’s current expectations. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, 3PAR’s business may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; that the parties are unable to successfully implement integration strategies; and other risks that are described in 3PAR’s Securities and Exchange Commission reports, including but not limited to the risks described in 3PAR’s Annual Report on Form 10-K for the fiscal year ended March 31, 2010. 3PAR assumes no obligation and does not intend to update these forward-looking statements.

Title: I suppose it was inevitable

There is no question that I’m going to get a lot of ribbing from friends of mine in the business when they read about this. After all, I was at Convergenet prior to its acquisition by Dell and then again years later at EqualLogic when it was acquired by Dell, and some have teased me that a Dell acquisition was only inevitable - and now it appears that Dell intends to acquire 3PAR too. I only banged my head into the wall once when I was told about it.

At this point, it’s all very new so I don’t have much to say on the matter, but there are some things about this news that make me think it could be a very good thing. First, Dell clearly wants to be in the storage business, as they’ve proven the last several years. The EqualLogic acquisition was a starting point for them and they appear to be looking to become a much more serious enterprise storage player now with 3PAR’s technology.

Second, the way I understand it, they want to have a bigger presence here in the valley, which is about time. As much as it might seem in Round Rock, the technology world doesn’t revolve around Texas and it’s most valuable to have a corporate and development facility here.

Finally, I like both EqualLogic’s and 3PAR’s technology and the people from both companies. Hopefully this will work out so that I’ll be able to cover both in StorageRap because that would be fun – serious fun. But for now, it’s all conjecture and waiting to see what unfolds. You have to wonder about lightning that hits you three times.

# # #

The planned tender offer described in this blog post has not yet commenced. The description contained in this blog post is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Dell will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and 3PAR will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to 3PAR’s stockholders at no expense to them by contacting 3PAR’s Investor Relations department at 510-897-4622. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC's website: www.sec.gov.

Statements in this blog post that relate to future results and events are forward-looking statements based on 3PAR’s current expectations. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits of the transaction; management plans relating to the transaction; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, 3PAR’s business may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; that the parties are unable to successfully implement integration strategies; and other risks that are described in 3PAR’s Securities and Exchange Commission reports, including but not limited to the risks described in 3PAR’s Annual Report on Form 10-K for the fiscal year ended March 31, 2010. 3PAR assumes no obligation and does not intend to update these forward-looking statements.

Dear Supplier,

Today, August 16, 2010, Dell entered into a definitive agreement to acquire 3PAR. We at 3PAR are excited about this opportunity to enhance our brand and further increase our growth opportunity.

The announcement can be summarized as follows: The transaction is valued at approximately $1.15 billion. Under the terms of the agreement, Dell will commence a tender offer to acquire all of the outstanding common stock of 3PAR for $18 per share in cash. Terms of the acquisition were approved by the board of directors at each company. Subject to customary closing conditions, Dell plans to maintain and invest in additional engineering and sales capability. There are no plans to move the current operations.

This proposed transaction will have no change to our current supply base. Your current supplier/vendor contract terms will not change and will continue to be honored as-is after the proposed transition occurs. This transaction will also not affect your current purchase orders. Forecast will continue to be evaluated on a monthly basis. All outstanding orders will be honored and any new request for quotes will continue to come from your 3PAR operations team.

Pending regulatory approval and the acceptance of the offer by a majority of the 3PAR shares, this transaction is anticipated to close by the end of this calendar year. Until then, 3PAR and Dell will continue to operate as separate companies.

If you have any questions, please do not hesitate to contact Cris Cuturrufo (Sr. Mgr. Supply Chain; 510-897-2751) or Randy Gast (VP of Operations; 510-668-9221).

Best regards,

Randy Gast

3PAR Inc

Vice President of Operations

# # #

The planned tender offer described in this letter has not yet commenced. The description contained in this letter is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Dell will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the "SEC"), and 3PAR will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to 3PAR’s stockholders at no expense to them by contacting 3PAR’s Investor Relations department at 510-897-4622. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC's website: www.sec.gov.

Statements in this letter that relate to future results and events are forward-looking statements based on 3PAR’s current expectations. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, 3PAR’s business may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; that the parties are unable to successfully implement integration strategies; and other risks that are described in 3PAR’s Securities and Exchange Commission reports, including but not limited to the risks described in 3PAR’s Annual Report on Form 10-K for the fiscal year ended March 31, 2010. 3PAR assumes no obligation and does not intend to update these forward-looking statements.

Dell Incorporated

Moderator: Robert Williams

08-16-10/7:15 a.m. CT

Confirmation # 93778141

Dell Incorporated

Moderator: Robert Williams

August 16, 2010

7:15 a.m. CT

Operator:	Good morning, and welcome to the Dell-3PAR analyst call. I’d like to inform all participants, this call is being recorded at the request of Dell. This broadcast is a copyrighted property of Dell, Incorporated. Any rebroadcast of this information in whole or part without the prior written permission of Dell, Incorporated, is prohibited.

As a reminder, Dell is also simulcasting this presentation with slides at www.dell.com. Later, we will conduct a question-and-answer session. If you have a question, simply press star, then one on your telephone keypad at any time during the presentation.

I’d like to turn the call over to Rob Williams, Director of Investor Relations. Mr. Williams, you may begin.

Rob Williams:	Thank you, Darlene.

Good morning, and thanks for joining us on short notice. We’re pleased to announce that Dell and 3PAR have reached a definitive agreement for Dell to acquire 3PAR. With me today are Brad Anderson, senior vice president of Dell’s Enterprise Product Group, David Scott, CEO of 3PAR, Steve Schuckenbrock, president of Dell’s Large Enterprise business, and Dave Johnson, SVP of strategy at Dell.

We have posted our webdeck on dell.com, and we released a blog post on DellShares. I encourage you to review these materials for additional perspective. Additional information about the transaction, the participants, and the risks associated with this transaction will be included in the SEC filings of Dell and 3PAR.

Dell Incorporated

Moderator: Robert Williams

08-16-10/7:15 a.m. CT

Confirmation # 93778141

Next, I’d like to remind you that all statements made during this call that relate to future results and events are forward-looking statements that are based on our current expectations. Actual results and events could differ materially from those projected in the forward-looking statements because of a number of risks and uncertainties which are discussed in our annual and quarterly SEC filings and in the cautionary statement contained in our press release and on our Web site. We assume no obligation to update our forward-looking statements.

The planned tender offer has not commenced. This presentation is not an offer to buy or the solicitation of an offer to sell securities. At the time the tender offer is commenced, Dell will file a tender offer statement with the SEC, and 3PAR will file a solicitation recommendation statement. These documents, which will be available at the SEC’s website, will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer.

Turning to slide three, today’s call will focus on the high-level rationale for the combination. Following my comments, Brad and David will share their views. Then we will all take Q&A.

As I mentioned at the start of the call, Dell and 3PAR have reached a definitive agreement for Dell to acquire 3PAR for $18 per share. The transaction is valued at approximately $1.15 billion net of 3PAR’s cash. The boards of both companies have unanimously approved this transaction.

We’ve also reached retention agreements with 3PAR’s senior leadership team, and 3PAR’s team members will report into Dell’s enterprise product group and sales segments. We intend to fund the transaction with cash, and pending regulatory approval, we anticipate closing the transaction at the end of this fiscal year. When synergies are considered, we anticipate the transaction will be accretive to Dell’s non-GAAP earnings in fiscal 2012.

Dell Incorporated

Moderator: Robert Williams

08-16-10/7:15 a.m. CT

Confirmation # 93778141

Turning to slide four, we’re very excited about this combination. 3PAR is a leader in storage solutions for cloud environments and further advances our efforts to help customers capitalize on the virtual era with the goal of reducing overall data center management costs by 50 percent. 3PAR enhances Dell’s position in cloud-based storage applications, has industry-leading technology, and improves Dell’s profitability in the large and growing mid- to high-end SAN segment.

3PAR’s revenue has grown at a compound annual rate of 50 percent over the last five years and brings $200 million in revenue. The 50 percent gross margin is in line with or greater than other leading storage providers and is consistent with the higher-margin storage offerings that we have added to our business over the past two years.

3PAR’s revenue is built on strong intellectual property, a compelling value proposition, and solid customer relationships with nearly 80 percent of revenue coming from recurring sales, and we believe Dell’s scale will drive greater deployment and penetration of 3PAR’s products.

With that, I’d like to turn it over to Brad.

Brad Anderson:	Thank you, Rob.

Good morning, everyone, if you’d turn to slide five. Let me just start by saying we’re excited to be with you today to share our plans to acquire 3PAR. As we discussed with you at our analyst meeting in June, storage is a key area for our customers and for our enterprise strategy. Over the last few years, we have transformed our storage business from that of being a reseller to being an industry leader with a very differentiated set of storage solutions and capabilities.

In the fastest-growing iSCSI segment, we are, in fact, the industry leader, with over a 38 percent share with our EqualLogic solutions. We have continued to invest in our storage capabilities organically, with new innovative products like the Dell DX Object Storage Platform for content-aware archiving, and inorganically with the acquisition of Exanet and Ocarina Networks.

Dell Incorporated

Moderator: Robert Williams

08-16-10/7:15 a.m. CT

Confirmation # 93778141

3PAR is another step in that direction. It’s a natural extension of Dell’s recent acquisition strategy and adds additional muscle to our intelligent data management solutions. We believe 3PAR is the architecture of choice for delivering storage for the cloud and has been the leader in developing a new category of disk arrays called utility storage that are designed to be the storage foundation for utility computing and cloud architectures.

The emergence of software as a service, infrastructure as a service, social networking, and cloud computing business models increases the need for storage platforms that scale capacity and performance efficiently for massive throughput in a multi-tenant environment. 3PAR is the leader in scalable utility storage solutions for the cloud. 3PAR’s innovative combination of hardware and software, intellectual property deliver unmatched performance and scalability and is the utility storage solution chosen by seven of the world’s top 10 revenue-generating managed service providers.

If you move to slide six, so why is 3PAR right for Dell? Simply put, this acquisition brings together 3PAR’s architectural advantage technology for the cloud and Dell’s ability to deploy, scale and grow the asset. 3PAR enhances Dell’s position and fast-growing utility storage, critical to public and private cloud applications.

Additionally, 3PAR is perfectly aligned with Dell’s commitment to open, capable and affordable solutions that reduces customers’ total cost of ownership. Trinity, like EqualLogic, is a peer-scaling architecture that provides superior performance, utilization, and scalability. And, Trinity also...

Steve Schuckenbrock:	3PAR.

Brad Anderson:	And, Trinity also has – 3PAR has also focused on making ease of deployment operations and management a design priority. As a result, 3PAR products have the ability to lower administration and management costs by 90 percent and reduce capacity, power, cooling, and floor space by up to 75 percent.

Finally, 3PAR improves Dell’s profitability in the large-growing midrange and high-end fibre channel SAN segment and is highly accretive to both margins and growth.

Dell Incorporated

Moderator: Robert Williams

08-16-10/7:15 a.m. CT

Confirmation # 93778141

Moving to slide seven, where does 3PAR fit into the Dell storage portfolio? We have made three storage acquisitions this year, Exanet, Ocarina Networks, and now 3PAR. We have made three storage acquisitions – we are focused on delivering our customers the most efficient enterprise solutions available and have been adding intellectual property to deliver the solutions customers require. We’ve been focused on cloud, iSCSI, dedupe, and unified storage.

Today’s acquisition of 3PAR moves Dell up the SAN tier to offer a choice of midrange and high-end storage solutions to our customers, requiring utility storage in highly virtualized server environments.

We purchased Exanet to provide cluster file system capability and hope to launch a high-performance scalable NAS solution later this year on top of our EqualLogic line. We bought Ocarina Networks to offer content-aware dedupe at the block and file level. We believe dedupe will occur at every point in the data center, and this application is fundamental to our goal to deliver intelligent management over a unified environment.

These acquisitions complement Dell’s product offerings and further position Dell with leading innovative products and customer choice at every storage tier from DAS to fibre SAN storage.

Now, let me turn it over to David for a couple comments.

David Scott:	Thanks, Brad.

And if you move to slide eight, we’re really excited about this new stage in 3PAR’s growth. For a long time, we believed in the power of our technology and its ability to significantly change storage costs. We were the first to move towards utility storage for cloud computing, and we believe that our (back architecture) is competitively advantaged.

If you look at 3PAR and Dell as two parts coming together, this is a pretty powerful combination. At 3PAR, we don’t typically lose deals based on technology. We deliver high performance, high scalability, high density, and high utilization.

Dell Incorporated

Moderator: Robert Williams

08-16-10/7:15 a.m. CT

Confirmation # 93778141

Our systems manage themselves from dynamic load balancing to remote service. All this results in a lower total cost of ownership and a great value proposition for our customers, but there is still a tremendous room for growth. Only 20 percent of sales come from outside the United States, and nearly 80 percent of our revenues come from repeat customers.

Now, if you couple our technology with Dell’s enterprise capabilities, its number-one position in x86 servers, cloud infrastructure, and iSCSI storage, then Dell and 3PAR are positioned well to grow together. And having seen Dell’s success with EqualLogic, we have confidence Dell can help 3PAR reach the same levels of success.

Dell grew EqualLogic revenues from around $100 million to over $800 million run-rate business in merely three years. This success came as a result of listening to customer needs, sales training, expanding channels of distribution, and providing scale that EqualLogic needed. 3PAR will benefit in exactly the same way.

The acquisition combines 3PAR’s leadership in storage for public and private cloud computing with Dell’s scale, size and sales distribution to grow 3PAR faster and across more verticals. We look forward to working together.

I’ll turn it back over to Brad for some closing remarks.

Brad Anderson:	Thank you, David.

Let me wrap up by summarizing the key takeaways for this acquisition. Dell is building and acquiring IP in areas where customers’ needs are growing the fastest, services, cloud, iSCSI, dedupe, and unified storage. 3PAR is the leader in providing utility storage solutions for cloud computing. 3PAR’s architectural advantage delivers unmatched performance and scalability for the cloud. 3PAR brings the preferred architecture for utility computing where customer needs and business models are rapidly shifting.

Dell Incorporated

Moderator: Robert Williams

08-16-10/7:15 a.m. CT

Confirmation # 93778141

Dell’s scale will drive greater deployment and penetration of 3PAR’s products. And lastly, 3PAR fits perfectly with Dell’s commitment to open, capable, and affordable solutions that deliver value and lower total cost of ownership.

With that, I want to thank you for joining us today, and turn it back to Rob.

Rob Williams:	Thanks, Brad. Let’s go ahead and open it up for questions with Brad, David, Steve and Dave. As a reminder, please limit your questions to one, with one follow-up. Darlene?

Operator:	Ladies and gentlemen, we will now begin the question-and-answer portion of today’s call. If you have a question, please press star, one on your telephone keypad. You will be announced prior to asking your question. If you would like to withdraw your question, press the pound key.

One moment, please, for the first question.

We’ll take our first question from Aaron Rakers with Stifel Nicolaus.

Aaron Rakers:	Yes, thanks, guys. My question, first of all, is going to be, when you look at slide seven, obviously you lay out where 3PAR fits into the portfolio. And it looks like there is a little bit of overlap. I think you guys continue to have some reseller business of the Symmetrix platform for EMC, and then also that F-Class product, overlapping somewhat with the EqualLogic product, as well as some of the CLARiiON platform stuff.

So I’d like to understand a little bit about how this might change the relationship with EMC, considering those overlaps. And then if I can, I guess I’ll just get back in queue for a follow-up.

Rob Williams:	Great. Thanks, Aaron. Brad, you want to take that one?

Brad Anderson:	Sure. I mean, our plans will be continuing to offer EMC. EMC, we’ve had a 10-year relationship. They are a very important storage provider, and they will continue to be an important part of our line-up. And so we will continue to offer the Dell-EMC CLARiiON products, as well as their dedupe and NAS capabilities, and provide customers the choice of the Dell-EMC products, as well as the new 3PAR products.

Dell Incorporated

Moderator: Robert Williams

08-16-10/7:15 a.m. CT

Confirmation # 93778141

The 3PAR products in general sit above where we sell Dell-EMC CLARiiON today, so we think we’re going to be providing customers a wonderful choice of outstanding technology in both of those areas.

Steve Schuckenbrock:	Yes, this is Steve Schuckenbrock. We do very little, actually, on Symmetrix; 80 percent of what we do is not overlapped between the 3PAR and EqualLogic assets and what we – and the business we do with EMC.

It’s important to us and to EMC that we focus on what’s in the best interest of the customer. We have 24,000 customers in common that we work together with and we intend to respect the customer’s right to choice and help them make the best storage decisions for their business.

Aaron Rakers:	Thank you.

Rob Williams:	Thanks. Next question?

Operator:	Your next question comes from the line of Kevin Hunt with Hapoalim Securities.

Kevin Hunt:	Hi, thank you. My question would be regarding other – any other bidders that were involved here – I imagine it might have been some other people that might have been interested in buying 3PAR, and should we view this as sort of a completely done deal? Or could someone else sort of emerge here?

Rob Williams:	Yes, this is Rob. We’re obviously very excited about the combination and the opportunities that it’s created with the combination of Dell and 3PAR. Beyond that, we wouldn’t comment on any other activities related to the transaction. It wouldn’t be appropriate.

Kevin Hunt:	OK. But you do expect it to close this year?

Rob Williams:	Correct. Pending regulatory approval, we expect the transaction to close by the end of the current calendar year.

Dell Incorporated

Moderator: Robert Williams

08-16-10/7:15 a.m. CT

Confirmation # 93778141

Kevin Hunt:	OK, thanks. And actually, one other follow-up. Can you just tell me – following up on Aaron’s question there about – what’s the official sort of date of the EMC relationship? I know that was renewed fairly recently, but when does that come up for renewal again?

Rob Williams:	Sure. Go ahead, Brad.

Brad Anderson:	Yes, the EMC relationship is an evergreen relationship, so it automatically renews every year for another three years, or as the year ends, so it’s a rolling three-year relationship.

Kevin Hunt:	Thank you.

Rob Williams:	Thanks, Kevin.

Operator:	Your next question comes from the line of Jayson Noland with Robert Baird.

Jayson Noland:	Thank you. I guess two questions. The first is, are you committed to custom silicone across the 3PAR portfolio?

Brad Anderson:	Well, let me just say, we think the 3PAR architecture is extremely advantaged, and we have no plans to change it. And, in fact, our plans are to continue and expand our investment into the 3PAR technology. We think it is the preferred platform of service providers and cloud platforms. And we’re looking at how to accelerate that and expand it.

Jayson Noland:	OK, thank you. And last question from me. Do you feel like you have everything you need in storage from a hardware perspective?

Brad Anderson:	We’ve been pretty clear that there’s a number of technologies on storage that are hugely important to us. This is one of those. We will continue to look for opportunities to expand our portfolio, particularly as it relates to unified storage, data management, and technologies like that.

Jayson Noland:	OK. Thanks a lot, gentlemen.

Operator:	Your next question comes from the line of Keith Bachman with Bank of Montreal.

Dell Incorporated

Moderator: Robert Williams

08-16-10/7:15 a.m. CT

Confirmation # 93778141

Keith Bachman:	Hi. Thank you. I wanted to go back, if I could, to the EMC. In the past, I understand that you haven’t really – you’ve been back or defocusing on the Symmetrix part of the product line, which has enabled you to sell CLARiiON in a mutually beneficial way, but now moreover you’re actually – 3PAR is targeted against the Symmetrix product line. And so when you’re out there selling an asset that you now hold, how is this – I would think that this is going to negatively impact the relationship, even at the CLARiiON line.

How is this beneficial to EMC? And is there a risk that EMC will, in fact, pull the CLARiiON from Dell?

Rob Williams:	Steve, you want to take that one?

Steve Schuckenbrock:	Yes, I’ll take that one. I mean, first of all, the 3PAR products, that does very much compete in the same space as the Symmetrix product line does, and we intend to take the 3PAR product line to market. To your point, we have not been selling or focusing on the sale of Symmetrix for quite some time now. And so, you know, there’s not a lot of sales overlap in that space from our perspective as we sit here today.

You know, the vast majority of the business that we do with – as a reseller of the EMC product is in the low end of the CLARiiON space, CX120, the AX4 data domain is important asset that we have had some very recent and good success with. There is not an overlap from a NAS standpoint with EMC today, and so we think there’s plenty of clear water for us to continue to work together, and that’s absolutely our intention to do just that.

Keith Bachman:	OK. If I could just ask a follow-up then, on the EqualLogic and the 3PAR side, you have essentially an outsource manufacturing supply chain. Are you content with that arrangement?

Steve Schuckenbrock:	On the EqualLogic side?

Keith Bachman:	Yes, on both EqualLogic and 3PAR, essentially you’re outsourcing the manufacturing side of those systems. Is that a relationship or supply chain that you think is optimized for Dell?

Dell Incorporated

Moderator: Robert Williams

08-16-10/7:15 a.m. CT

Confirmation # 93778141

Steve Schuckenbrock:	Well, I’m not going to comment on the 3PAR side, but on the EqualLogic side, we have – you know, when we acquired EqualLogic, it was just around $100 million in revenue. And we have worked very hard to supplement the supply chain to today where we are now supporting over $800 million annual run rate, and we have a supply chain that we feel that will scale well beyond that, so we’re quite pleased.

Keith Bachman:	OK, thanks very much.

David Scott:	And, Keith – it’s David Scott.

Keith Bachman:	Hey, David.

David Scott:	I just want to clarify – hi, Keith – we do all of our own kind of final manufacturing, customer configuration test in house today.

Keith Bachman:	OK, fair enough. Thanks very much.

Operator:	Your next question comes from the line of Brian Alexander with Raymond James.

Brian Alexander:	Thanks, good morning. Just touching on the valuation, clearly a huge premium. I’m just wondering if you could talk about how you arrived at the price and what your valuation methodology was and what assumptions are you making about growth here. Did we assume a similar trajectory of EqualLogic, which I think has grown six or seven times since you bought it? Or should this actually be a steeper ramp, because it’s more large enterprise focused? Thanks.

Rob Williams:	Yes, thanks, Brian. I’ll take that. I’ll ask Dave to comment, as well, if he has some insight.

A couple of things I’d want to point out. First of all, you know, we’re really pleased with the technology proposition and the IP, both across the hardware, as well as the storage software and the storage stack, so it’s a really great combination. We think that the multi-tenant platform, you know, that 3PAR brings is really unique from a hardware and a software standpoint that’s unmatched in its ability to perform in scale. So we’re absolutely excited about that.

Dell Incorporated

Moderator: Robert Williams

08-16-10/7:15 a.m. CT

Confirmation # 93778141

If you look at – again, if you look at 3PAR, they’ve got 65 percent gross margins, which is, you know, greater than other leading storage providers and consistent with the higher-margin storage offerings that we’ve added to our business over the last couple of years. When we acquired EqualLogic, it was on roughly $125 million run rate. It’s now approaching at over $800 million. 3PAR is about twice that.

So we’re not going to project how quickly we can grow that, but clearly we think that there’s a big opportunity to grow that business fairly rapidly as we integrate it into our product portfolio.

And as Brad pointed out, if you look across the entire stack top to bottom, we really have a broad and rich portfolio of offerings now, and we’re really focused on customer choice.

So, that’s kind of how we think about this from a valuation standpoint. We just think it’s a fantastic asset and a fantastic technology proposition for our customers. And, I asked Dave to comment, if you’d like to comment, Dave.

Dave Johnson:	Just really to reaffirm your comments, Rob, which we see this as a very unique asset with differentiated technology, then when combined with Dell’s distribution and brand, will deliver the type of returns to our shareholders that will be very good.

Brian Alexander:	OK. Maybe just a follow-up. Maybe take the opportunity to talk about how your current enterprise sales force is organized, Rob, and in terms of a generalist versus a specialist sales model. How do you go to market with enterprise server and storage solutions? And talk about the approach of integrating 3PAR.

Steve Schuckenbrock:	Rob, would you like me to take that?

Rob Williams:	Absolutely.

Dell Incorporated

Moderator: Robert Williams

08-16-10/7:15 a.m. CT

Confirmation # 93778141

Steve Schuckenbrock:	Yes, this is Steve Schuckenbrock. The sales force is organized with a combination of account coverage skill sets, account relationship skill sets, if you will, and a set of product specialists that are brought in more on an opportunities-type basis. That’s the Dell footprint.

David and his team are organized similarly with an account coverage model, an AE, and then an SE, who works very closely with their counterpart, and brings the technical capability to bear, both pre- and post-sales.

We intend to have a dedicated, focused storage specialist organization that works across the entire storage line-up and works hand in hand with the AE community across Dell. We – as David alluded to earlier – see tremendous opportunity for new acquisition-type accounts, great competitive opportunities with HP and with IBM, and we also see a terrific opportunity to expand through that model globally, as the penetration outside of the U.S. is relatively small at this point in time.

Brian Alexander:	OK, great. Thank you very much.

Operator:	Your next question comes from the line of Toni Sacconaghi with Sanford Bernstein.

Toni Sacconaghi:	Yes, thank you. You commented on the accretive nature of margins, but I presume that’s a gross margin statement that – given that operating margins are kind of around zero right now for 3PAR, can you comment on your expectation for when, from an operating margin perspective, we should be thinking about 3PAR being accretive to your enterprise or storage margins? And perhaps you can comment on the evolution of EqualLogic’s operating – not gross – operating margins? And I have a follow-up, please.

Rob Williams:	Sure. Thanks, Toni. Let me take that, and then again I’d ask Dave to comment, if he’d like.

So, first of all, I think if you look at historically what 3PAR has done in terms of their investments in IP, in R&D, in customer relationships, et cetera, they’ve really been in a mode of putting, you know, all of those pieces in place and making sure that they make all of those investments upfront.

Dell Incorporated

Moderator: Robert Williams

08-16-10/7:15 a.m. CT

Confirmation # 93778141

And so I don’t think their focus has been necessarily on getting to operating margins at a particular point in time or particular operating margin at a particular point in time. We actually like that. We’ve learned from, you know, our work with EqualLogic, and we’ve made significant investments in their IP over time. And we found that, by making those investments, it pays off over the long run, in terms of better operating margin performance in the long run.

So we absolutely believe that as we integrate the acquisition and we integrate the technology into the portfolio and, more importantly, as we scale this with Dell’s global reach and customer reach and breadth, that we believe that we can absolutely generate very accretive operating margins over time.

We’re not going to lay out that outlook, if you will, at this particular juncture. I think there may be a time in the future when it might be more appropriate for us to talk a little bit about our total storage portfolio and our enterprise portfolio. And as you know, we have talked about that a little bit at our analyst meeting back in June.

So, you know, that’s the plan. You know, once we get the acquisition done and we begin really in earnest the integration work, we absolutely think that we can scale this thing very, very quickly and we’re going to stay committed to the R&D investments and the technology investments and the customer investments.

Steve and/or Dave, happy to let you guys comment on that, as well.

Dave Johnson:	I agree again with all your comments, Rob.

And, Toni, this is all about scale, as you know. 3PAR has lacked the scale, and so they’ve always invested in their development and sales up to the maximum level they could, while trying to remain marginally profitable. We believe with the distribution and brand capability, we’ll rapidly get to the type of scale that we can get accretive operating margins and are projecting that in our fiscal year ’12 that that will indeed be the case.

Dell Incorporated

Moderator: Robert Williams

08-16-10/7:15 a.m. CT

Confirmation # 93778141

Toni Sacconaghi:	OK. I just wanted to clear that – you’re projecting that it’s going to be accretive to the company overall, but if given the low returns on cash, if operating margins were very low, that could still be the case. So are you actually predicting it’s going to be accretive to enterprise or storage margins? Or is that just a company statement? Because I think I asked a different question than that.

Rob Williams:	Yes, I mean, Toni, it’s a company statement. It’s – you know, and we’re happy to have a deeper discussion about this once we move past the integration, you know, past the close of the transaction, and we can have some deeper discussions.

I think we’ve been pretty clear about the profitability of EqualLogic. We haven’t necessarily given, you know, specific numbers, but that business has generated very strong operating margins. As you know, even in an environment where our storage business was declining as a result of a very difficult commercial environment, our operating margin dollars were actually increasing, so I think that speaks to, you know, what we’ve been doing within our storage portfolio over the course of the last four or five quarters.

And, again, we don’t want to get in a situation here of giving an outlook or a forecast down at the storage level, but we have given you guys a lot of flavor around what we’ve been able to accomplish in that business over time. So I think we better kind of stop on that discussion.

Toni Sacconaghi:	OK. And then if I could follow up with just a question around distribution, I realize 3PAR – especially given its high-end model – is largely direct. I think EqualLogic was actually sold through a lot of resellers at the time that you bought it. Can you comment on how EqualLogic’s distribution has evolved? Has it become a lot more direct? And given that you have 20 percent or 30 percent indirect right now with 3PAR, do you expect that percentage to change going forward?

Steve Schuckenbrock:	This is Steve. Our EqualLogic business is still a very good combination between direct and indirect. And, you know, if you look across the Public and SMB business, particularly, the indirect component of EqualLogic is very, very high,, or I should say, relatively well balanced with the direct component.

Dell Incorporated

Moderator: Robert Williams

08-16-10/7:15 a.m. CT

Confirmation # 93778141

It’s a little smaller as a percentage inside of LE, where we’ve got a much more significant direct component to the sales of EqualLogic.

With regard to 3PAR, we intend to maintain the channel relationships and expand them and leverage some of the EqualLogic channel in doing so. It’s very interesting, Toni, in that there’s a number of resellers that are very strong in Large Enterprise that have been looking for, you know, the higher-end storage solutions from us, and we think 3PAR certainly opens those doors to us in a way that EqualLogic just wasn’t penetrating to the very, very – you know, to the very high end that a lot of these resellers play in.

So we intend to support both the direct model and the indirect, although I think it’s certainly, to your specific question, expected that the percentage will become more and more direct on a percentage basis. But on a volume basis, we think the indirect will grow very well.

Toni Sacconaghi:	Thank you.

Operator:	We’ll now take our final question from the line of Katy Huberty with Morgan Stanley.

Katy Huberty:	Yes, thank you. And congrats, everybody, on the deal. Rob, you pointed out that the revenue run rate for Dell’s storage is lower today than – at least slightly lower today than when you bought EqualLogic. Are you willing to accept the same trend in that you’re OK if you were to lose some of the lower margin EMC business, as long as the profit growth is significant enough post this deal? Could we see a similar trend where revenues may be flat to down, but profits are up significantly, and that would be measured as a successful deal?

Rob Williams:	Well, you know, I think it’s important to just take a step back here and remember that we’ve gone through probably the most challenging commercial demand cycle probably in the history of IT over the last 24 months or so. So, and Steve can comment to this, as well. Even our Large Enterprise business has not returned to some of the pre levels, in other words, where we were prior to the dip and demand for commercial.

Dell Incorporated

Moderator: Robert Williams

08-16-10/7:15 a.m. CT

Confirmation # 93778141

So I think you have to look at what the key driver is to overall demand and keep that in mind when you have any discussion about this.

Now, kind of to get more specific to your question, again, we’re absolutely committed to a broad enterprise solutions portfolio. As you guys know, through the combination of a number of different assets that we’ve been working on both internally, as well as through acquisitions, we’ve really assembled a pretty broad portfolio. And this just fits really nicely into that portfolio.

There’s no question that operating income dollars are most closely correlated with value creation over time, operating income dollar growth. We are absolutely focused on growing our operating income dollars. That’s the primary focus of the company. We think it’s most highly correlated with cash flow generation, and we think that’s absolutely the right thing to do for shareholders and in the best interest of everyone involved.

So that’s going to be the focus going forward. You know, again, I don’t want to get into a discussion around the possibilities around specific lines of business and the growth rates of specific lines of business, other than to just say it’s operating income dollars that’s the focus.

And I’d just ask Brad or Steve or Dave to comment if they’d like to, as well.

Steve Schuckenbrock:	Rob, I think you summed it up fine. You know, Katy, the only thing I would add is, you know, the storage business in itself, yes, it’s been a pretty difficult commercial environment for the last couple of years, but in addition to that, we specifically de-emphasized those products that were simply getting very low reseller margins and began to take them out of the portfolio. Symmetrix was referenced before.

Katy Huberty:	Yes.

Dell Incorporated

Moderator: Robert Williams

08-16-10/7:15 a.m. CT

Confirmation # 93778141

Steve Schuckenbrock:	And yet those products that we get a really reasonable return on, even in a reseller model, we continue to emphasize. And I think that was the same pattern you should expect from us going forward, where we maximize (inaudible) dollars and maximize margins in this business. And we do think we now have very, very good growth platforms, as well.

Katy Huberty:	And just as a quick follow-up, are your revenue synergy assumptions entirely focused on, you know, new channels and new customers to bring the 3PAR products into? Or are there also 3PAR customers that you think you can sell more Dell product into?

Rob Williams:	It’s a combination thereof.

Katy Huberty:	OK, got it. Thank you.

Rob Williams:	OK. Great. Thanks, Katy.

And thanks to everyone for participating today. In closing, we’re extremely excited about this combination. 3PAR brings great storage IP and data center relationships, more than $200 million in run rate revenue, 65 percent gross margins, and, combined with Dell’s global reach and scale, creates a fantastic combination that we believe that we can take the customer.

So we look forward to talking to you in much greater detail after the close of the transaction. And, again, thanks for joining us today.

Operator:	This concludes today’s conference call. We appreciate your participation. You may disconnect at this time.

END